March 8, 2024

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR

Re:       NEOS ETF Trust - N-14 (File No. 333-253997)

Ladies and Gentlemen,

Pursuant to Rule 473 under the Securities Act of 1933, as amended, the following delaying amendment is hereby added at the bottom of the Facing Page of the above-referenced N-14 (Accession No. 0001999371-24-001777), as filed with the Securities and Exchange Commission (the “Commission”) on February 9, 2024:

"The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."

The delaying amendment replaces the following provision on the above referenced N-14's cover page:

"It is proposed that this filing become effective on the 30th day after filing, pursuant to Rule 488 under the Securities Act of 1933, as amended."

If you have any questions or require additional information, please contact Bibb Strench at (202) 973-2727.

Sincerely,

/s/ Garrett Paolella

Garrett Paolella

President